

March 26, 2013

<u>Via Email</u>
Mr. Michael J. Pung
Executive Vice President and Chief Financial Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

      Re: **Fair Isaac Corporation**
              Form 10-K for Fiscal Year Ended September 30, 2012
              Filed November 16, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed January 7, 2013
              File No. 001-11689

Dear Mr. Pung:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Lilyanna L. Peyser for

                                        Mara L. Ransom
                                        Assistant Director